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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53400

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Sable Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__101 South Tryon Street, Suite 2555__
(No. and Street)

__Charlotte__	__NC__	__28280__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Curtis Weeks__	__678-679-8642__	__cweeks@sablebd.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Goldman and Company, CPA's. PC__
(Name – if individual, state last, first, and middle name)

__3535 Roswell RD, Ste 32__	__Marietta__	__GA__	__30062__
(Address)	(City)	(State)	(Zip Code)

__06/25/2009__	__1952__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jonathan E. Curley__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Sable Capital LLC__ as of __December 31__, 2 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ArtiPatel
NOTARY PUBLIC
Union County, North Carolina
My Commission Expires September 27, 2027

Signature: _(signature)_

Title:
CEO, Chief Compliance Officer

(signature)
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SABLE CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2022

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm.......................1

Financial Statements

Statement of Financial Condition...2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplemental Schedules

Schedule I – Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission 9

Schedule II–Computation for Determination of Reserve Requirement for
Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and
Exchange Act of 1934 10

Schedule III – Information Relating to the Possession or Control
Requirements under the Securities and Exchange Commission Rule 15c3-3
Rule 15c3-3 11

Report of Independent Registered Public Accounting Firm on
Exemption Report... 12

Exemption Report... 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Sable Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sable Capital, LLC as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2022 and the related notes and schedules I, II and III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sable Capital, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sable Capital, LLC's management. Our responsibility is to express an opinion on Sable Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedule's I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Sable Capital, LLC's financial statements. The supplemental information is the responsibility of Sable Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2023

SABLE CAPITAL, LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$	28,813
Accounts receivable		21,926
Prepaid expenses and other assets		6,251
TOTAL ASSETS	**$**	**56,990**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	7,813
Total Liabilities		**7,813**
Member's Equity		**49,177**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**56,990**

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Operations
Year ended December 31, 2022

Revenues:		
Other Income - Registered Rep Fees	$	20,248
Expenses:		
Registration fees		8,835
Consulting		43,725
Professional fees		15,372
Rent		1,900
Insurance		1,265
Miscellaneous		776
Total Expenses		71,873
NET LOSS	$	(51,625)

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Changes in Member's Equity
Year ended December 31, 2022

	Total Member's Equity	
Balance at December 31, 2021	$	**37,402**
Capital contributions		**63,400**
Net loss		**(51,625)**
Balance at December 31, 2022	$	**49,177**

\

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Cash Flows
Year ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(51,625)
Adjustments to reconcile net loss to net cash used in operating activities:		
Other assets		985
Accounts receivable		1,109
Accounts payable		(227)
Net cash used in operating activities		(49,758)
Cash flows from financing activities:		
Capital contributions		63,400
Net cash provided by financing activities		63,400
INCREASE IN CASH AND CASH EQUIVALENTS		13,642
Cash and cash equivalents, beginning of year		15,171
Cash and cash equivalents, end of year	$	28,813

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Sable Capital, LLC ("Sable" or "the Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Sable primarily operates as a broker-dealer offering investment banking services and as an underwriter of interstate and intrastate offerings and Direct Participation Program offerings. Sable does not hold cash or securities for its customers. The firm operates from the state of Missouri.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2022 or during the year then ended.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Recognition of Revenue

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services approved within the scope of ASC 606 include investment banking activities. The Company is approved to provide advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (*continued*)

Registered Rep. Fees include reimbursement from Company representatives of costs incurred by the Company such as errors and omissions insurance, continuing education, access to technology and other items as agreed.

For 2022, the Company only had revenue from reimbursement of expenses from its registered representatives.

Accounts Receivable

The Company has reviewed its A/R and has determined that all A/R is collectable, and no valuation allowance is needed. A/R terms are due upon receipt. The Accounts Receivable balance at December 31, 2021 was $23,035.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Prepaid FINRA Fee

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Subsequent Events

The Company's member, ButcherJoseph Financial Holdings, LLC, has transferred 100% of its interests in the Company to ButcherJoseph & Company LLC effective January 1, 2023. This will have no effect on these financial statements. The Company has evaluated subsequent events through February 23, 2023, the date the financial statements were issued. It was concluded there were no other events or transactions occurring during this period that required recognition or disclosure in the financial statements.

The Company is evaluating new accounting standards and will implement as required.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its member for various rent, technology, and other miscellaneous expenditures commensurate with its operations. The term of the expense sharing agreement is monthly until cancelled by either party. It was terminated effective December 31, 2022. There were no amounts payable to the member as of December 31, 2022 for the aforementioned expenses. Expenses recorded on the Statement of Operations for the year are detailed as follows:

Rent	$ 1,900
Professional Fees	6,500
	$ 8,400

During the year, the member made $63,400 in capital contributions to Sable of which $8,400 is debt forgiveness by its member.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2022, the Company had Net Capital of $21,000 which was $16,000 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 0.372 to 1 at December 31, 2022.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Note D - Contingencies

The securities industry is subject to extensive regulation under federal, state, and applicable international laws. Sable is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, and/or the FDIC by dissatisfied customers or others are investigated by such regulator and may, if pursued, result in formal claims being filed against Sable by the customer or

Note D - Contingencies *(continued)*

disciplinary action being taken against Sable by the regulator that could have a material impact on the Company's financial position, results of its operations, or cash flows. At December 31, 2022, management is not aware of any regulatory issues and there were no amounts levied against the Company as a result of regulatory assessments for the year then ended.

Note E - Concentrations

The Company had revenue from 1 source in 2022.

Note F – Basis of Accounting

These financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Note G – Going Concern

The Company has sustained recurring losses and negative cash flows from operations over the past two years. The Company's owner is committed to keeping the Company operating for the next 12 to 24 months via capital contributions, if necessary. Therefore, it will be able to meet its commitments and net capital requirements for that time period.

Supplemental Schedules

Sable Capital, LLC

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

COMPUTATION OF NET CAPITAL

Total member's equity	$	49,177
Deductions:		
Non-allowable assets:		
Accounts receivable		21,926
Other assets		6,251
Net capital before haircuts		21,000
Haircuts:		
Total haircuts		-
NET CAPITAL	$	21,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		7,812
Total aggregate indebtedness	$	7,812

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	16,000
Ratio of aggregate indebtedness to net capital		0.372 to 1

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2022.

Sable Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Sable Capital, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Sable Capital, LLC

We have reviewed management's statements for the year ended December 31, 2022, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sable Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to <u>include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients</u>. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sable Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sable Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2023

SABLE CAPITAL

February 2, 2023

To whom it may concern:

RE: **Exemption Report**

Sable Capital, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements; broker selling tax shelters or limited partnerships in primary distributions: mergers and acquisitions; and referral business for compensation. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Jonathan E Curley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jonathan E.C urley

President, Chief Compliance Officer